



Blake Moser · 3rd in

Tyler, Texas · 500+ connections · **Contact info**

MR_x **MedicalRecruiting.co**

UT
TYLER **University of Texas at**

Providing services
Advertising and Healthcare Consulting
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Experience



INDUSTRY LEADING HEALTHCARE RECRUITER
MedicalRecruiting.com
Jun 2006 – Present · 14 yrs
United States

SAVE TIME+MONEY WITH MEDICAL RECRUITING

Quality Care begins with a Quality Team.
MedicalRecruiting.com delivers patient care by pairing qualified professionals with patient-centered
employers.

FOR OUR CLIENTS:
Healthcare Knowledge - We understand medical practices; the medical specialty, practic ...**see mor**

  

BSM **VP and COO - Recruiting, RPO, Consulting**



BSM Business Solutions Management, Inc.
Jun 2006 – Present · 14 yrs
BSM Business Solutions Management, Inc

BSM, Inc. exists to provide Project Consulting and Project Staffing to organizations in high growth industries. We believe that by connecting progressive employers with dynamic employees ...see mor



Nurse Practitioner Recruiters: How To Fin...



Art of Recruiting Exclusive with Blake...



Owner | Physician Recruiter | Physician Jobs and Recruiting
Physician Recruiters
Jun 2006 – Present · 14 yrs



Physician Recruiters - Medical Recruiting



Owner | Nurse Practitioner Recruiter | NP Jobs and Recruiting
Nurse Practitioner Recruiters
Jun 2006 – Present · 14 yrs



Owner | Physician Assistant Recruiter | PA Jobs and Recruiting
Physician Assistant Recruiters
Jun 2006 – Present · 14 yrs

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Education



University of Texas at Tyler
MS HRD, Human Resource Development
2007 – 2010



LeTourneau University
BBA, Business
2004 – 2007



